News Release	AMEX, TSX Symbol: NG

NovaGold Announces Q1 Financial Results

13 April 2005 - Vancouver NovaGold Resources Inc. (TSX:NG; AMEX:NG) is pleased to report its financial and operating results for the three month periods ended February 28, 2005 together with an update of the Company’s activities since the release of the Company’s 2004 Annual Report. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis, this and the details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com. All amounts are in Canadian dollars unless otherwise states.

Donlin Creek Project

NovaGold’s Donlin Creek joint venture partner, Placer Dome is now moving aggressively to advance the Donlin Creek property. Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager effective March 14, 2005. Prior to this appointment, Mr. Foo was the Mining Section Chief at the Alaska Department of Natural Resources from 2001 to 2005. Mr. Foo’s career includes an outstanding list of qualifications to support the Donlin Creek project including General Superintendent at the highly successful Cortez Joint Venture gold mine in Nevada, and a two year period in the late 1990s as Placer Dome’s Alaska State Manager. Mr. Foo will be based in Anchorage, Alaska and will report directly to Mr. George Paspalas, Senior Vice-President, Projects, Technical Development, Placer Dome Inc.

Placer Dome will expend at least US$11 million in 2005 primarily on three key components:
•
A 20,000 meter drill program designed to increase the existing 11 million ounce measured and indicated gold mineral resource by converting a portion of the 14.3 million ounce inferred gold mineral resource into the indicated category. Three drill rigs will be working on site by month end under the direction of NovaGold’s Senior Geologist Stan Dodd who has recently been seconded to the Donlin JV to direct the program.

•	Detailed engineering and design studies to bring all capital and operating cost estimates up to a pre-feasibility level of confidence.

•	Preparation of Environmental Assessment documentation and gathering of a large amount of baseline environmental data.

We are pleased that Placer Dome is steadily advancing this world class asset towards a production decision. As one of the largest undeveloped gold resources in the world, management believes that Donlin Creek represents one of the best gold opportunities in North America.

Galore Creek Project

Galore Creek, like Donlin Creek, is a world class mineral system and the Company expects to identify more resources with time. At Galore Creek, NovaGold has the option to purchase a 100% interest in the main Galore Creek property with no back-in right and no royalty. In 2005, the Company plans to spend a minimum of $20 million completing at least 50,000 meters of drilling. Drilling will be primarily targeted to upgrade the Inferred mineral resource to the Measured and Indicated categories. The Company plans to spend a minimum $5 million on project engineering and environmental work. The initial objective is to complete a Pre-Feasibility level assessment of the project by mid-2005 using updated resource models from the 2004 drilling. Using the results of the 2005 in-fill drilling program, as well as the ongoing engineering and environmental studies, the Company has targeted to complete a Feasibility study by the first half of 2006. The Company will also complete collection and analysis of all baseline environmental data and prepare a formal environmental assessment document and key permit applications for submission by the end of 2005. In addition, NovaGold continues to build on its work relationship with the Tahltan First Nation and expects to conclude a Participation Agreement with the Tahltan regarding project development. Management is very pleased with the overall progress being made on our Galore Creek project.

Rock Creek Project

Progress on the Rock Creek Feasibility study is on track for completion next quarter. In addition, project permitting remains on schedule and the necessary permits to start construction are anticipated by the end of the year. With the start of construction at Rock Creek, NovaGold will embark on its transition from explorer/developer to producer. Management envisions development of the Rock Creek deposit as part of an integrated Nome Operation which includes the Rock Creek, Saddle and Big Hurrah lode deposits, and the Nome Gold sand-and-gravel deposits which collectively contain in excess of 3 million ounces of gold resource. The plan going forward is to improve the sand-and-gravel operations by developing the gold bearing gravels in combination with production of higher value washed and screened sand-and-gravel materials. These activities along with the operations at Rock Creek and Big Hurrah once a positive Feasibility study has been completed should result in an efficient integrated operation – one that will bring over a hundred new jobs to the community of Nome and the Company’s partners at Rock Creek, the Bering Straits Native Corporation and the Sitnasauk Native Corporation.

We look forward to reporting on further positive developments on the Company’s projects during the coming months.

Financials Results Results of Operations

The Company had a net loss of $5.1 million (or $0.08 per share) for the first quarter ended February 28, 2005, compared with a net loss of $0.3 million (or $0.01 per share) for the same quarter in 2004. After excluding the non-cash stock-based compensation charge for the quarter of $4.2 million, the net loss for the period is $0.9 million compared with $0.3 million in the previous year. The other major factors in the net increase in the quarter’s loss were a decrease in net revenues by $0.2 million, an increase in expenses of $0.3 million and a non-reoccurring mineral property recovery and minority interest add back totalling $0.1 million in 2004.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues reduced by $0.2 million in the first quarter ended February 28, 2005, compared with the same quarter in 2004. The decrease in revenues is mainly due to decreased land sales within the Nome, Alaska city limits. Interest income of $0.4 million for the quarter remained consistent with the previous year’s quarter.

Expenses were $5.6 million for the first quarter ended February 28, 2005 compared with $1.,1 million in the same quarter in 2004. During the quarter, the Company recorded $4.2 million for stock options granted to employees, directors and service providers with no equivalent in the previous year. The accounting for stock-based compensation includes an equivalent $4.2 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $1.5 million in the first quarter of 2005 compared with $1.2 million in the same quarter in 2004. General and administrative costs and professional fees have decreased slightly while corporate development and communications costs have increased because of the Company’s expanded shareholder base, and wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by the more advanced stages of the Company’s projects.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $
Net revenues	515	946	1,207	581	735	575	359	99
Loss for the quarter	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)
Loss per share – basic and diluted	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)
Expenditures on mineral properties and related deferred costs(1) USA Canada	1,613 2,859	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)	1,942 4,700	781 24

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter, the Company expended $4.5 million on mineral properties and related deferred costs. Of this amount, $1.7 million and $1.1 million related to spending at the Galore Creek project and adjacent Copper Canyon project, respectively, both located in Northern British Columbia. The majority of the expenditures at Galore Creek relate to work performed for an independent Pre-Feasibility level study targeted to be completed on the project by mid-2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. Included in the Copper Canyon expenditures is the fair value of $0.9 million for the Company’s issuance of 74,074 common shares during the quarter as part of the property agreement. Also $1.1 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first quarter of 2005.

Liquidity and Capital Resources

The Company expended $1.7 million on net operating activities during the quarter ended February 28, 2005 compared with $2.9 million in the same quarter in 2004. The largest element of the reduction was the lower changes in non-cash working capital.

The Company received net proceeds of $0.8 million from the exercise of stock options in the first quarter of 2005 compared with $3.1 million from the exercise of stock options and warrants in the same quarter in 2004.

The Company expended $7.0 million on investing activities during the first quarter of 2005 compared with $1.0 million in the same quarter in 2004. During the quarter, the Company expended a total of $7.0 million on mineral properties and related deferred costs of which $3.4 million related to accrued costs at the Company’s November 30, 2004 year end. The majority of the quarterly mineral property expenditures occurred at the Galore Creek, Copper Canyon and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At February 28, 2005, the Company’s aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2005	91
2006	287
2007	289
2008	285
2009	285
Thereafter	2,030

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At February 28, 2005 the Company had unrestricted cash and cash equivalents of $48.2 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. In February 2005, under the FTS agreements the Company renounced $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in deferred income taxes of $6.7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income at that time. The Company intends to spend the entire amount on the Galore Creek project located in northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the Inferred mineral resource at Galore to the Indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum of $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and is contemplating the effect of potentially including mining from the Big Hurrah deposit as part of the study. A budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results. In particular these costs do not include any capital costs that may be committed for development of the Nome Operations should the decision be made so to advance to development in 2005. Furthermore, the current limited availability of certain mining equipment may necessitate early commitment to purchase certain long lead time items.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America’s largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto, as well as the Company’s Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.1 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Communications and Strategic Development
E-mail:don.macdonald@novagold.net	E-mail:greg.johnson@novagold.net

Phone (604) 669-6227 Toll Free 1-866-669-6227

Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets - Unaudited
in thousands of Canadian dollars

	February 28	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	48,247	56,142
Restricted cash	469	469
Accounts receivable	49	192
Amounts receivable from related party	13	13
Inventory	39	39
Deposits and prepaid amounts	1,921	1,174
	50,738	58,029

Accounts and officer loan receivable	710	710
Land	1,757	1,757
Property, plant and equipment	1,614	1,131
Mineral properties and related deferred costs	151,598	147,126
Investments	1,641	1,641
Reclamation deposit	105	105
	208,163	210,499
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,298	6,867
Loan payable	200	200
Reclamation payable	899	899
	4,397	7,966

Officer loan payable	204	204
Deferred tenant inducements	504	-
Deferred income	9	21
Provision for reclamation costs	536	536
Future income taxes	36,994	30,262
	42,644	38,989
Shareholders’ equity
Share capital	242,673	247,511
Contributed surplus	820	820
Stock-based compensation	9,795	5,811
Deficit	(87,769)	(82,632)
	165,519	171,510

	208,163	210,499

(See notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit - Unaudited
 in thousands of Canadian dollars, except per share amounts

	Three Months Ended
	February 28	February 29
	2005	2004
	$	$
Revenue
Land, gravel, gold and other revenue	144	379
Interest income	403	368
	547	747

Cost of sales	32	12
	515	735

Expenses and other
Corporate development and communications	219	130
Foreign exchange gain	(27)	(33)
General and administrative	495	517
Mineral property recovery in excess of costs	-	(69)
Professional fees	118	139
Stock-based compensation	4,209	-
Wages and benefits	638	407
	5,652	1,093

Minority interest	-	64

Loss for the period	(5,137)	(294)

Deficit - Beginning of period	(82,632)	(74,256)

Deficit - End of period	(87,769)	(75,550)
Loss per share
Basic and diluted	(0.08)	(0.01)

Weighted average number of shares	65,827,537	53,281,145

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows - Unaudited
in thousands of Canadian dollars

	Three Months Ended
	February 28	February 29
	2005	2004
	$	$
Cash flows from (used in) operating activities
Loss for the period	(5,137)	(294)
Items not affecting cash
Amortization	62	47
Foreign exchange gain	(27)	(33)
Mineral property recovery in excess of costs	-	(69)
Minority interest	-	(64)
Stock-based compensation	4,209	-
	(893)	(413)
Net change in non-cash working capital
Increase in accounts receivable, deposits and	(604)	(263)
prepaid amounts
Increase in inventory	-	(2)
Decrease in accounts payable and accrued	(208)	(2,217)
liabilities
	(1,705)	(2,895)
Cash flows from financing activities
Proceeds from issuance of common shares - net	804	3,109
	804	3,109
Cash flows from investing activities
Acquisition of property, plant and equipment	(41)	(83)
Expenditures on land improvements	-	(74)
Expenditures on mineral properties and	(3,607)	(1,042)
related deferred costs - net
(Decrease) increase in accounts payable and	(3,373)	374
accrued liabilities related to mineral properties
Investments	-	(180)
	(7,021)	(1,005)
Effect of exchange rate on cash and cash equivalents	27	33

Decrease in cash and cash equivalents during the period	(7,895)	(758)

Cash and cash equivalents - Beginning of the period	56,142	59,747

Cash and cash equivalents - End of the period	48,247	58,989

(See notes to consolidated financial statements)